EXHIBIT 99.1

Aeterna Zentaris Announces Results of Annual and Special Shareholders’ Meeting

CHARLESTON, S.C., May 08, 2019 (GLOBE NEWSWIRE) -- Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) announced today at its annual and special shareholders’ meeting held on May 8, 2019, that the individuals noted below were elected as directors of the Company. The report on proxies provided by the Company’s transfer agent indicated the following:

Name of Nominee	Votes For	%	Votes Withheld	%
Carolyn Egbert	1,867,049	91.19	180,324	8.81
Gérard Limoges	1,861,389	90.92	185,984	9.08
Robin Smith Hoke	1,864,981	91.09	182,392	8.91
Brent Norton	1,861,563	90.92	185,810	9.08
Jonathan Pollack	1,860,317	90.86	187,056	9.14

The Company would like to extend its sincere thanks and best wishes to Juergen Ernst, who has served on the board of directors since 2005.

The Company reports the re-appointment of PricewaterhouseCoopers LLP as the Company's independent auditor.

The Company’s shareholders approved an ordinary resolution approving the amended and restated shareholder rights plan.

Further, the Company passed a special resolution to amend the articles of the corporation to change the province in which its registered office is situated from Quebec to Ontario.

For full voting details please see the voting results of Aeterna Zentaris Inc. as filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company focused on commercializing novel pharmaceutical therapies, principally through out-licensing arrangements. Aeterna Zentaris is a party to a license and assignment agreement with Novo Nordisk A/S to carry out development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) in the United States and Canada. For more information, visit www.zentaris.com.

Contacts:

Aeterna Zentaris Inc.
Leslie Auld
Chief Financial Officer
IR@aezsinc.com
(843) 900-3211